

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2015

James E. Dawson, Esq.
Nutter McClennen & Fish LLP
155 Seaport Blvd.
Boston, MA 02210

> **Re:** **Synacor, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 30, 2015 by JEC Capital Partners, LLC et al.**
> **File No. 001-33843**

Dear Mr. Dawson:

We have the following comment after reviewing your letter dated March 30, 2015 and the above-referenced filing. Where we reference our prior comment, we are referring to our letter dated March 26, 2015.

General

1. We reviewed the response to prior comment 3 and note the participants cited the Board's adoption of a poison pill as a basis for asserting on page ii that "it is time for the Synacor Board to be held accountable for … failure to adhere to corporate governance best practices." We also noticed the statement on page 7 that indicates, "[t]he Board ignored our requests and instead focused on entrenchment tactics like enacting a poison pill." Please balance and qualify the assertion on page 7 by indicating that commentators and corporate governance experts disagree on the propriety and utility of poison pills, and that the adoption of a poison pill may in some cases be aligned with security holder objectives.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any questions. If you require further assistance, you may contact Nicholas P. Panos, Senior Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3266.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Thomas V. Powers, Esq.
       Nutter McClennen & Fish LLP